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                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


                   AETERNA REPORTS FINANCIAL RESULTS FOR 2000

QUEBEC CITY, QUEBEC, JANUARY 30, 2001 -- AEterna Laboratories Inc. (TSE: AEL,
NASDAQ: AELA) announced today its financial results for the year ending December 31, 2000. AEterna recorded a consolidated net profit of C$1.2 million or C$0.04 per share compared to a net loss of C$3.9 million or C$0.15 per share for the same period a year ago. This is mainly a result of a gain on dilution of C$11.7 million following the investment of C$20 million by SGF Soquia Inc. and Fonds de solidarite FTQ in its subsidiary Atrium Biotechnologies Inc., as well as the overall growth sales of 36.5% for Atrium in 2000.

Due to the two ongoing Phase III pivotal clinical trials for the treatment of lung and kidney cancer as well as the start-up of a Phase II pivotal clinical trial in multiple myeloma, AEterna's R&D expenditures, which amounted to C$12.2 million in 1999, increased to C$22.6 million in 2000. All these trials are in the final clinical stage leading to the marketing of Neovastat.

During the fourth quarter, AEterna's R&D expenditures reached C$7.1 million, an increase of C$3.5 million compared to the same period a year ago. AEterna recorded a net loss of C$4.0 million or C$0.13 per share for the quarter, compared to a net profit of C$1.7 million or C$0.06 per share for the same period in 1999.

The sales from Atrium Biotechnologies Inc., AEterna's 64% owned subsidiary, rose 36.5% in 2000 to C$8.4 million compared to C$6.2 million in 1999. This increase is due to the overall growth of sales at the international level, mostly in Asia, as well as the introduction of new nutritional supplements and cosmetic products.

Fourth quarter sales from Atrium rose 41.2% to C$2.3 million from C$1.7 million for the same period a year ago. Atrium's net profit for the year 2000 increased 93.1% compared to 1999. "The year 2000 was marked by the establishment of Atrium Biotechnologies Inc. which now has all the resources and autonomy needed to pursue its growth strategy. The significant growth in sales and net profit is attributable to the personnel's dedication to corporate goals," emphasised Mr. Luc Dupont, President and Chief Executive Officer of Atrium.

AEterna's consolidated cash position remains strong with C$68.7 million in cash and short-term investments as of December 31, 2000. Moreover, the Company had consolidated total assets of C$96.2 million and a shareholders' equity of C$75 million at the same date.
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"Over the past twelve months, we have been able to structure the Company into two sound independent corporations," said Dr. Eric Dupont, President and Chief Executive Officer of AEterna. "Both AEterna and Atrium are now well positioned in their respective fields and show good potential for future growth."

AETERNA MILESTONES 2000

December:   The U.S. Food and Drug Administration and the Therapeutic
            Products Directorate of Health Canada authorize AEterna to begin a Phase II pivotal trial of Neovastat in the treatment of multiple myeloma patients.

September:  SGF Soquia Inc., Fonds de Solidarite FTQ and Fonds d'investissement
            bioalimentaire acquire an additional 1,000,000 common shares in Atrium Biotechnologies Inc. for a total cash consideration of C$10 million.

July: AEterna completes an over-allotment transaction that concludes a previously announced bought deal which raises a total of C$16.1 million in capital.

June: AEterna is added to the TSE 300 Composite Index in the Consumer products group.

May: AEterna's shares begin trading on the Nasdaq National Market in the U.S. under the ticker symbol AELA.

March: The U.S. Food and Drug Administration and the Therapeutic Products Directorate of Health Canada authorize AEterna to begin a Phase III pivotal clinical trial of Neovastat in patients with progressive renal cell carcinoma, a form of kidney cancer.

February:   AEterna announces that The United States Patent and Trademark Office has issued three key patents protecting Neovastat. These new patents protect the product, the process by which it is prepared and its therapeutic uses.

January :   SGF Soquia Inc. and Fonds de solidarite FTQ invest C$10 million in
            Atrium Biotechnologies, a newly created private subsidiary of AEterna, solely dedicated to cosmetic and nutrition activities.

            Along with AEterna, the U.S. National Cancer Institute initiates a Phase III pivotal clinical trial of Neovastat in lung cancer patients. Financial support for the trial is being provided by the U.S. National Institutes of Health.

 ABOUT AETERNA

AEterna Laboratories is a leader in the field of antiangiogenesis with its lead compound, AE-941/Neovastat, in Phase III clinical trials for the treatment of lung cancer and kidney cancer and in Phase II pivotal trial for the treatment of multiple myeloma.

AEterna Laboratories Inc. is a Canadian biopharmaceutical company focused on the development of new therapies to treat a variety of conditions, principally cancer. AEterna's lead compound, Neovastat, is an angiogenesis inhibitor being investigated in three major

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therapeutic areas: oncology, dermatology and ophthalmology. The Company also owns 64% of Atrium Biotechnologies Inc., specialised in the development of active ingredients used in cosmetics and nutrition products.

NEOVASTAT - UNIQUE MULTIPLE MECHANISM OF ACTION

Neovastat, is a novel orally bioavailable naturally occurring antiangiogenic product that has a unique multiple mechanism of action. Neovastat blocks two of the main regulators of angiogenesis, VEGF and MMPs. Most tumors secrete VEGF, which binds to specific receptor sites on the wall of blood vessels and triggers the growth of new blood vessels. Neovastat contains active components that specifically block the receptors where VEGF binds. Preclinical studies also evidence that Neovastat regulates the proliferation of endothelial cells that is thought to be necessary for the growth of new blood vessels. In addition, Neovastat has been shown to selectively inhibit MMPs 2, 9 and 12, which are involved in breaking down the surrounding tissue and creating an opening for the formation of new blood vessels.

The company is listed on the Toronto Stock Exchange under the symbol AEL and the Nasdaq National Market under the symbol AELA.

AEterna's news releases and additional information are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-
INFORMATION :

Paul Burroughs
Director, Communications
AEterna Laboratories Inc.
Phone: 418-652-8525 ext. 406
Fax: 418-652-0881
E-mail: paul.burroughs@aeterna.com

Attached: Financial Summary
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AETERNA LABORATORIES INC. (TSE: AEL, NASDAQ: AELA)
FINANCIAL SUMMARY
(expressed in Canadian dollars)

                                Quarters ended             Twelve months ended
                                 December 31                   December 31

Consolidated results          2000          1999         2000         1999
Unaudited                       $            $            $            $

Sales                             2,331,000   1,651,000   8,405,000   6,158,000
Operating expenses               -1,357,000    -538,000  -3,699,000  -3,073,000
                                  ---------     -------   ---------   ---------
Earnings before the following       974,000   1,113,000   4,706,000   3,085,000

Research and development          7,108,000   3,616,000  22,637,000  12,172,000
Research tax credits and grants  -1,965,000  -4,037,000  -6,717,000  -4,910,000
Depreciation and amortization       477,000     215,000   1,453,000   1,027,000
                                    -------     -------   ---------   ---------
Earnings (loss) before
    other items                  -4,646,000   1,319,000 -12,667,000  -5,204,000

Financial income                  1,032,000     391,000   3,615,000   1,264,000
Gain on dilution of investment           --          --  11,673,000          --
Non-controlling interest           -390,000          --  -1,385,000          --
                                    -------               ---------
Net earnings (loss) for
    the period                   -4,004,000   1,710,000   1,236,000  -3,940,000
                                  =========   =========   =========   =========
Net earnings (loss) per share
                           Basic      (0.13)       0.06        0.04       (0.15)
                                       -----       ----        ----       -----
                   Fully diluted      (0.12)       0.06        0.04       (0.15)
                                       -----       ----        ----       -----



                                                 As at December 31
CONSOLIDATED BALANCE SHEETS                     2000           1999
                                                  $              $
                                                -----          ----
Cash position                                68,649,000     38,682,000
Working capital                              71,145,000     41,785,000
Total assets                                 96,244,000     60,827,000
Long-term debt                                5,067,000      3,905,000
Non-controlling interest                      9,621,000             --
Shareholders' equity                         75,045,000     54,397,000
Deficit                                       4,963,000      5,956,000



STOCK EXCHANGE INFORMATION AS OF DECEMBER 31, 2000

          Issued shares
            Multiple voting right                             4.9 MILLION
            Subordinate voting right                         25.2 MILLION
                                                             ----
                                                             30.1 MILLION
                                                             ====

          Fully diluted shares                               32.7 MILLION
          Market capitalization                             $329  MILLION
          Average daily transactions (12 months)            75,709 SHARES

AS OF DECEMBER 31, 2000 THE EXCHANGE RATE WAS:       $1 CA = $ 0.67 US